SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                   ENZON, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    29390400
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                                 (CUSIP Number)

      Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                            New York, New York 10022
                                 (212) 940-8873
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1998
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  Page 1 of 10

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29390400                SCHEDULE 13D                Page 2 of 10 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Clearwater Fund IV Ltd.
      Employer I.D. #[      ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29390400                SCHEDULE 13D                Page 3 of 10 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Clearwater Fund IV, LLC
      Employer I.D. #[      ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        847,271 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               847,271 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      847,271 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.3%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29390400                SCHEDULE 13D                Page 4 of 10 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Clearwater Offshore Fund, Ltd.
      Employer I.D. #[      ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                  7     SOLE VOTING POWER

                        40,300 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               40,300 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      40,300 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is being filed by Clearwater Fund IV, LLC ("Clearwater LLC"), Clearwater Offshore Fund Ltd. ("Clearwater Offshore")and Clearwater Fund IV, Ltd. ("Clearwater Ltd."; and, collectively with Clearwater LLC and Clearwater Offshore, the "Reporting Persons") pursuant to Rule 13-d(2) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and amends the Schedule 13D previously filed by Clearwater LLC and Clearwater Ltd. as of July 22, 1997. This Amendment is being filed to reflect changes in the beneficial ownership of the Reporting Persons since June 1997. This Amendment is also being filed to add Clearwater Offshore as a Reporting Person and to reflect the fact that the Reporting Persons, including Clearwater Offshore, are no longer the beneficial owners of greater than 5% of the Company's Common Stock. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

      Item 2 is hereby amended and restated to read as follows:

      (a)-(c)

      This statement is being filed by Clearwater Ltd., a corporation organized under the laws of the British Virgin Islands, Clearwater Offshore, a corporation organized under the laws of the Bahamas and Clearwater LLC, a Delaware limited liability company. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13 (d) (3) of the Exchange Act.

      Clearwater Ltd. is wholly owned by Clearwater LLC. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 33756.

      Clearwater Ltd. is currently in the process of winding up its activities. The principal business address of Clearwater Ltd. is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

      The Directors of Clearwater Ltd. are Tortola Corporation Company Ltd. ("Tortola"), Hans Frederic Heye and Inter Caribbean Services Ltd. ("Inter Caribbean"). The President of Clearwater Ltd. is W. Weber.

      The principal business address of Mr. Weber and Inter Caribbean Services Ltd. is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherland Antilles. The principal business address of Tortola is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida, 33756.

      Tortola principally functions as a corporate director for offshore funds. Mr. Heye is principally employed as the President of Clearwater Futures, Inc., the general partner or trading manager of several private investment funds. Inter Caribbean principally functions as a corporate director for offshore funds. Mr. Weber is principally employed as the Account Manager of CITCO Fund Services (Curacao) N.V., a provider of administrative services for offshore funds

      The principal business address of Clearwater Offshore is c/o New World Trustees (Bahamas) Limited, Euro-Canadian Centre, Marlboro Street, P.O. Box N-4465, Nassau, Bahamas. The trading manager of Clearwater Offshore is Clearwater Futures, Inc., the President of which is Mr. Heye. The address of Clearwater Futures is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. The Directors of Clearwater Offshore are Silkwood Nominees Ltd., a Bahamian corporation and Manning Consultant Ltd., a Bahamian corporation, each of which principally functions as a provider of administrative services for offshore funds. The principal business activity of Clearwater Offshore is investing in equity securities.

      The principal business activity of Clearwater LLC is investing in equity private placements. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. Mr. Heye is the Managing Member of Clearwater LLC.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended as follows:

      The aggregate amount of funds used by Clearwater LLC to purchase shares of the Company's Common Stock since June 30, 1997 was $214,828.

      The aggregate amount of funds used by Clearwater Offshore to purchase shares of the Company's Common Stock reported herein was $562,790.

      The aggregate amount of funds used by Clearwater Ltd. to purchase shares of the Company's Common Stock on February 27, 1998 was $28,388.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      (a)-(b)

      Item 5(a) and (b) is hereby amended and restated as follows:

      The percentage of the Company's outstanding Common Stock reported herein owned by each Reporting Person is based upon information contained in the Company's Statement on Form 10-Q for the period ended March 31, 1999. Clearwater LLC beneficially owns 847,271 shares of the Company's Common Stock (including warrants to purchase 638,686 shares of the Company's Common Stock at $4.11 per share), comprising approximately 2.3% of the Company's Common Stock outstanding.

      Clearwater LLC has the sole power to vote and dispose of all such shares.

      Clearwater Offshore beneficially owns 40,300 shares of the Company's Common Stock, comprising approximately .11% of the Company's Common Stock outstanding.

      Clearwater Offshore has the sole power to vote and dispose of all such shares.

      Clearwater Ltd. owns no shares of the Company's Common Stock.

      (c)

      Item 5(c) is hereby amended as follows:

      On February 27, 1998, Clearwater Ltd. purchased 5,000 shares of the Company's Common Stock on the open market for $5.6775 per share. On May 1, 1998, Clearwater Ltd. distributed in kind the 2,364,108 shares of the Company's Common Stock beneficially owned by it (including 473,723 Common Stock Purchase Warrants) to Clearwater LLC, and, as a result, ceased to be the beneficial owner of any shares of the Company's Common Stock.

      Between June 30, 1997 and April 28, 1998, Clearwater LLC purchased an aggregate of 44,000 shares of the Company's Common Stock in open market transactions at prices ranging between $2.3525 and $6.8838 per share.

      On October 5, 1998, Clearwater LLC sold its warrants to purchase 200,000 shares of the Company's Common Stock at an exercise price of $5.625 per share for an aggregate amount of $200,000.

      Between June 30, 1999 and October 1, 1999, Clearwater LLC sold an aggregate of 1,556,089 shares of the Company's Common Stock in open market transactions.

      Between July 1, 1999 and October 1, 1999, Clearwater LLC distributed an aggregate of 235,211 shares of the Company's Common Stock to an investor in Clearwater LLC as redemptions-in-kind at prices ranging between $20.0981 and $34.4508.

      Between September 24, 1997 and April 30, 1999, Clearwater Offshore purchased an aggregate of 102,300 shares of the Company's Common Stock in open market transactions at prices ranging between $4.1025 and $5.9985 per share.

      Between November 13, 1998 and November 19, 1998 Clearwater Offshore sold an aggregate of 62,000 shares of the Company's Common Stock in open market transactions at prices ranging between $9.98 and $10.0575 per share.

      (e)

      Item 5(e) is hereby amended and restated as follows:

      On September 7, 1999, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended and restated as follows:

      Exhibit 1: Agreement Pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: October 6, 1999

                                       CLEARWATER FUND IV LTD.

                                       /s/ Hans Frederic Heye
                                       -----------------------------------------
                                       By:  Hans Frederic Heye
                                       Title: Director


                                       CLEARWATER FUND IV, LLC

                                       /s/ Hans Frederic Heye
                                       -----------------------------------------
                                       By: Hans Frederic Heye
                                       Title: Managing Member


                                       CLEARWATER OFFSHORE FUND LTD.

                                       By: Manning Consultant Ltd., Director

                                       By: Falkirk, S.A., its attorney-in-fact

                                       /s/ Lindsey Cancino
                                       -----------------------------------------
                                       By: Lindsey Cancino
                                       Title: Director